UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
BOSTON SCIENTIFIC CORPORATION
(Name Of Subject Company (Issuer) Name of Filing Person (Offeror))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

10113707
(CUSIP Number of Class of Securities)

Lawrence J. Knopf, Esq.
Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing fee
$22,734,959*	$698	**

*	Estimated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, solely for the purpose of calculating the filing fee based upon the maximum number of shares of Common Stock covered by deferred stock units issuable in connection with the exchange offer (1,459,240) and the average of the high and low prices of the Common Stock on the New York Stock Exchange on May 15, 2007.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities and Exchange Act of 1934, as amended by Fee Rate Advisory No. 6 for fiscal year 2007, equals $30.70 per million dollars of the value of the transaction.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable

Form or Registration No.: Not applicable	Date Filed: Not applicable
☐ Check the box if the filing relates solely to communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
               ☐ third-party tender offer subject to Rule 14d-1.
               ☑ issuer tender offer subject to Rule 13e-4.
               ☐ going-private transaction subject to Rule 13e-3.
               ☐ amendment to Schedule 13D under Rule 13d-2.
       Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET.
     The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated May 22, 2007 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
     (a) Name and Address. The name of the issuer is Boston Scientific Corporation, a Delaware Corporation (the “Company”), and the address of its principal executive office is One Boston Scientific Place, Natick, MA 01760-1537. The Company’s telephone number is (508) 650-8000. The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning Boston Scientific Corporation”) is incorporated herein by reference.
     (b) Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to eligible option holders to exchange certain outstanding eligible options to purchase shares of Company common stock, par value $0.01 per share (“Common Stock”), for new deferred stock units (“DSUs”) to be settled upon vesting in shares of Common Stock that will be granted under the Company’s 2003 Long Term Incentive Plan upon the terms and subject to the conditions set forth in the Offer to Exchange. As of May 15, 2007, options to purchase approximately 8,524,307 shares of the Company common stock were eligible for exchange in the Offer. The information set forth in the Offer to Exchange under “Summary Term Sheet” and in Part III, Section 1 (“Eligibility”), Section 2 (“Number of DSUs; Expiration Date”), Section 6 (“Acceptance of Options for Exchange and Issuance of DSUs”) and Section 9 (“Source and Amount of Consideration; Terms of DSUs”) is incorporated herein by reference.
     (c) Trading and Market Price. The information set forth in the Offer to Exchange under Part III, Section 8 (“Price Range of Our Common Stock”) is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
     (a) Name and Address. The filing person is the subject company, Boston Scientific Corporation. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Appendix A to the Offer to Exchange (“Information about the Directors and Executive Officers of Boston Scientific Corporation”) is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
     (a) Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet” and in Part III, Section 1 (“Eligibility”), Section 2 (“Number of DSUs; Expiration Date”), Section 4 (“Procedures for Tendering Options”), Section 5 (“Withdrawal Rights and Change of Election”), Section 6 (“Acceptance of Options for Exchange and Issuance of DSUs”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of DSUs”), Section 12 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material U.S. Federal Income Tax Consequences”), Section 15 (“Considerations Specific to Eligible Employees Outside the United States”) and Section 16 (“Extension of Offer; Termination; Amendment”), is incorporated herein by reference.
     (b) Purchases. Members of Boston Scientific Board of Directors and its executive officers listed in Appendix A to the Offer to Exchange are not eligible to participate in the Offer. The information in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The eligible option plans and related option agreements are incorporated herein by reference hereto as Exhibits (d)(1) through (d)(4) and contain information regarding the subject securities.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     (a) Purposes. The Offer is being conducted for employee engagement and retention purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under Part III, Section 3 (“Purpose of the Offer”) is incorporated herein by reference.
     (b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Part III, Section 6 (“Acceptance of Options for Exchange and Issuance of DSUs”) and Section 12 (“Status of Options Accepted By Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.
     (c) Plans. The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning Boston Scientific Corporation”) is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     (a) Source of Funds. The information set forth in the Offer to Exchange under Part III, Section 9 (“Source and Amount of Consideration; Terms of DSUs”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.
     (b) Conditions. The information set forth in the Offer to Exchange under Part III, Section 7 (“Conditions of the Offer”) is incorporated herein by reference.
     (d) Borrowed Funds. Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     (a) Securities Ownership. The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Appendix A (“Information About the Directors and Executive Officers of Boston Scientific Corporation”) is incorporated herein by reference.
     (b) Securities Transactions. The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     (a) Solicitations or Recommendations. Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
     (a) Financial Information. The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning Boston Scientific Corporation”) and Section 18 (“Additional Information”), in Item 8 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on March 1, 2007, and in Item 1 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2007, filed with the Securities and Exchange Commission on May 9, 2007, is incorporated herein by reference. A copy of the Annual Report on Form 10-K and Quarterly Report on Form 10-Q can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.
     (b) Pro Forma Information. Not applicable.
     (c) Summary Information. The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning Boston Scientific Corporation”) is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.
     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
     (b) Other Material Information. Not applicable.
ITEM 12. EXHIBITS.

EXHIBIT	DESCRIPTION OF EXHIBIT
(a)(l)(A)	Offer to Exchange, dated May 22, 2007

(a)(1)(B)	Form of Election Form

(a)(1)(C)	Form of Notice of Withdrawal

(a)(1)(D)	Form of Mellon Welcome and Login Screens

(a)(1)(E)	Form of Election Screen

(a)(1)(F)	Form of Confirmation Screen

(a)(1)(G)	Form of Summary Screen

(a)(1)(H)	Form of Online Information About the Exchange

(a)(1)(I)	Form of Online Exchange Instructions

(a)(1)(J)	Form of Online Election Form and Terms and Conditions

(a)(1)(K)	Form of Supplemental Frequently Asked Questions

(a)(1)(L)	Form of Stock Option Exchange Program At-a-Glance

(a)(1)(M)	Form of Deferred Stock Unit Award under Boston Scientific Corporation 2003 Long-Term Incentive Plan

(a)(1)(N)	Form of Communication from Jim Tobin, the Company’s President and Chief Executive Officer, Lucia Quinn, the Company’s Executive Vice President, Human Resources, to Eligible Employees, dated May 22, 2007, regarding “Announcement of Option Exchange Offer”

(a)(1)(O)	Form of Boston Scientific Stock Option Exchange Program Portal PIN Delivery Communication

(a)(1)(P)	Form of Reminder of Expiration of Boston Scientific Stock Option Exchange Program

(a)(1)(Q)	Form of Communication to Eligible Employees Announcing Cancellation of Boston Scientific Stock Option Exchange Program

(a)(1)(R)	Form of Confirmation of Participation in the Boston Scientific Stock Option Exchange Program

(a)(1)(S)	Form of Communication regarding the Results of the Boston Scientific Stock Option Exchange Program

(a)(1)(T)	Form of Communication regarding Webinar Schedule

(a)(1)(U)	Form of Exchange Program Worksheet

(a)(1)(V)	Boston Scientific Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2007, SEC File No. 1-11083, filed with the Securities and Exchange Commission on March 1, 2007 and incorporated herein by reference

EXHIBIT	DESCRIPTION OF EXHIBIT
(a)(1)(W)	Boston Scientific Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2007, SEC File No. 1-11083, filed with the Securities and Exchange Commission on May 9, 2007 and incorporated herein by reference

(a)(1)(X)	Boston Scientific Corporation Current Report on Form 8-K, SEC File No. 1-11083, filed with the Securities and Exchange Commission on May 11, 2007 and incorporated herein by reference

(a)(1)(Y)	Form of Australia Specific Documents

(a)(1)(Z)	Form of Belgium Specific Documents

(a)(1)(AA)	Form of Hungary Specific Documents

(b)	Not applicable

(d)(1)	Boston Scientific Corporation 2003 Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K for the year ended December 31, 2003 and Exhibit 10.3 to the Current Report on Form 8-K dated May 9, 2005, File No. 1-11083).

(d)(2)	Boston Scientific Corporation 2000 Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K for the year ended December 31, 1999, Exhibit 10.18 to the Annual Report on Form 10-K for the year ended December 31, 2001, Exhibit 10.1 to the Current Report on Form 8-K dated December 22, 2004 and Exhibit 10.3 to the Current Report on Form 8-K dated May 9, 2005, File No. 1-11083).

(d)(3)	Form(s) of Stock Option Agreement under Boston Scientific Corporation 2000 Long Term Incentive Plan, (incorporated by reference to Exhibit 10.1 and 10.2 to the Current Report on Form 8-K, SEC File No. 1-11083, filed with the Securities and Exchange Commission on December 10, 2004)

(d)(4)	Form(s) of Stock Option Agreement under Boston Scientific Corporation 2003 Long Term Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 and 10.2 to the Current Report on Form 8-K, SEC File No. 1-11083, filed with the Securities and Exchange Commission on December 10, 2004)

(g)	Not applicable

(h)	Not applicable
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     (a) Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOSTON SCIENTIFIC CORPORATION

By:	/s/ Lawrence J. Knopf Lawrence J. Knopf
Vice President and Assistant
General Counsel
Dated: May 22, 2007

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
(a)(l)(A)	Offer to Exchange, dated May 22, 2007

(a)(1)(B)	Form of Election Form

(a)(1)(C)	Form of Notice of Withdrawal

(a)(1)(D)	Form of Mellon Welcome and Login Screens

(a)(1)(E)	Form of Election Screen

(a)(1)(F)	Form of Confirmation Screen

(a)(1)(G)	Form of Summary Screen

(a)(1)(H)	Form of Online Information About the Exchange

(a)(1)(I)	Form of Online Exchange Instructions

(a)(1)(J)	Form of Online Election Form and Terms and Conditions

(a)(1)(K)	Form of Supplemental Frequently Asked Questions

(a)(1)(L)	Form of Stock Option Exchange Program At-a-Glance

(a)(1)(M)	Form of Deferred Stock Unit Award under Boston Scientific Corporation 2003 Long-Term Incentive Plan

(a)(1)(N)	Form of Communication from Jim Tobin, the Company’s President and Chief Executive Officer, Lucia Quinn, the Company’s Executive Vice President, Human Resources, to Eligible Employees, dated May 22, 2007, regarding “Announcement of Option Exchange Offer”

(a)(1)(O)	Form of Boston Scientific Stock Option Exchange Program Portal PIN Delivery Communication

(a)(1)(P)	Form of Reminder of Expiration of Boston Scientific Stock Option Exchange Program

(a)(1)(Q)	Form of Communication to Eligible Employees Announcing Cancellation of Boston Scientific Stock Option Exchange Program

(a)(1)(R)	Form of Confirmation of Participation in the Option Boston Scientific Stock Exchange Program

(a)(1)(S)	Form of Communication regarding the Results of the Boston Scientific Stock Option Exchange Program

(a)(1)(T)	Form of Communication regarding Webinar Schedule

(a)(1)(U)	Form of Exchange Program Worksheet

(a)(1)(V)	Boston Scientific Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2007, SEC File No. 1-11083, filed with the Securities and Exchange Commission on March 1, 2007 and incorporated herein by reference

(a)(1)(W)	Boston Scientific Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2007, SEC File No. 1-11083, filed with the Securities and Exchange Commission on May 9, 2007 and incorporated herein by reference

(a)(1)(X)	Boston Scientific Corporation Current Report on Form 8-K, SEC File No. 1-11083, filed with the Securities and Exchange Commission on May 11, 2007 and incorporated herein by reference

(a)(1)(Y)	Form of Australia Specific Documents

(a)(1)(Z)	Form of Belgium Specific Documents

(a)(1)(AA)	Form of Hungary Specific Documents

(b)	Not applicable

(d)(1)	Boston Scientific Corporation 2003 Long Term Incentive Plan, as amended (incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K for the year ended December 31, 2003 and Exhibit 10.3 to the Current Report on Form 8-K dated May 9, 2005, File No. 1-11083).

(d)(2)	Boston Scientific Corporation 2000 Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K for the year ended December 31, 1999, Exhibit 10.18 to the Annual Report on Form 10-K for the year ended December 31, 2001, Exhibit 10.1 to the Current Report on Form 8-K dated December 22, 2004 and Exhibit 10.3 to the Current Report on Form 8-K dated May 9, 2005, File No. 1-11083).

EXHIBIT	DESCRIPTION OF EXHIBIT
(d)(3)	Form(s) of Stock Option Agreement under Boston Scientific Corporation 2000 Long Term Incentive Plan, (incorporated by reference to Exhibits 10.1 and 10.2 to the Current Report on Form 8-K, SEC File No. 1-11083, filed with the Securities and Exchange Commission on December 10, 2004)

(d)(4)	Form(s) of Stock Option Agreement under Boston Scientific Corporation 2003 Long Term Incentive Plan, as amended (incorporated by reference to December 10, 2004, SEC File No. 1-11083, filed with the Securities and Exchange Commission on December 10, 2004)

(g)	Not applicable

(h)	Not applicable